

SEC MAIL PROCESSING
RECEIVED
JUL 09 2010
WASH, D.C. 193 SECTION

AB 7/28

UNITI 10031582
SECURITIES AND EX...
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67633

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADVANCED TRADING PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

HUNTER HEIGHTS, UNIT 10, BOX 7
(No. and Street)

HUNTER	NY	12442
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY V. BRUNO (973)808-1445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN DUYNE, BEHRENS & CO., P.A
(Name – *if individual, state last, first, middle name*)

18 HOOK MOUNTAIN ROAD	PINE BROOK	NJ	07058
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 7/28

OATH OR AFFIRMATION

I, THOMAS C. HACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADVANCED TRADING PARTNERS, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas C Hack
Signature

CFO
Title

Alexis M. McCagg
Notary Public

ALEXIS M MCCAGG
Notary Public, State of New York
No. 01MC6213711
Qualified in Columbia County
Commission Expires 11/16/13

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVANCED TRADING PARTNERS, LLC

FINANCIAL STATEMENTS

December 31, 2009

ADVANCED TRADING PARTNERS, LLC
TABLE OF CONTENTS
December 31, 2009

VAN DUYNE, BEHRENS & CO., P.A.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

www.vb-cpa.com

18 HOOK MTN. RD., P.O. BOX 896
PINE BROOK, NJ 07058
TEL: 973-808-1445 • FAX: 973-808-1613

RED BANK, NJ 07701
TEL: 732-741-1075

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Advanced Trading Partners, LLC

We have audited the statement of financial condition of Advanced Trading Partners, LLC (a New York partnership) as of December 31, 2009 and the related statements of income, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects the financial position of Advanced Trading Partners, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 8-12 are presented for purposes of additional analysis and are not required parts of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied to our basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Van Duyne, Behrens & Co.

June 28, 2010

ADVANCED TRADING PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Current assets	
Cash	$ 65,430
Broker Receivable	1,110,041
Total Current Assets	1,175,471
Total assets	$ 1,175,471

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accrued Expenses	11,991
Total Liabilities	11,991
Members' Capital	1,163,480
Total liabilities and members' capital	$ 1,175,471

ADVANCED TRADING PARTNERS, LLC
STATEMENT OF INCOME
For The Year Ended December 31, 2009

Revenue	
Trading P&L	$ 1,886,300
Interest Income	640
Dividend Income	11,181
Total revenue	$ 1,898,121
Operating expenses	
Stock Premium	$ 850,312
Accounting Fees	13,600
Stock Commission	116,377
Stock Transaction Fees	27,034
Trading Expenses	80,046
Interest Expense	11,934
Regulatory Expense	124,289
NASD Fees	3,736
Dividend Expense	12,831
Clearing Costs	829,543
Meals & Entertainment	6,551
Miscellaneous	816
Internet Expense	720
Bank Fees	569
Utilities	688
Total operating expenses	$ 2,079,046
Net loss	$ (180,925)

See independent auditor's report and notes to the financial statements.

ADVANCED TRADING PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For The Year Ended December 31, 2009

Balance at beginning of year	$ 518,926
Net loss - December 31, 2009	(180,925)
Capital contributed:	
Cash	1,282,696
Drawings	(457,217)
Members' Capital December 31, 2009	$ 1,163,480

See independent auditor's report and notes to the financial statements.

ADVANCED TRADING PARTNERS, LLC
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (180,925)
Adjustments to reconcile net income to net cash flows used by operating activities	
Increase in brokers' receivable	(591,115)
Increase in accrued expenses	11,991
Net cash used by operating activities	$ (760,049)
Cash flows from financing activities	
Capital contributed	1,282,696
Drawings	(457,217)
Net cash provided by investing activities	$ 825,479
Net increase in cash	65,430
Cash at beginning of year	0
Cash at December 31	$ 65,430
Supplemental disclosures	
Cash paid during the year for interest	$ 11,934
Cash paid during the year for income taxes	$ 0

ADVANCED TRADING PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Advanced Trading Partners, LLC. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is engaged in electronic market making on NYSE Arca as well as trading for their own account.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less. As of December 31, 2009 the Company did not have any short term investments considered to be cash equivalents.

Statement of cash flows

The Company in compliance with Financial Accounting Standard Board (FASB) Statement No. 95 has adopted the indirect method of presenting its statement of cash flows.

Income taxes

No provision has been made for federal and state income taxes since these taxes are the responsibility of the partners.

Financial instruments

The Company's financial instruments are cash and cash equivalents and brokers receivable. The recorded values of cash and cash equivalents and brokers receivable approximate their fair values based on their short-term nature.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

NOTE 2 - CASH AND CASH EQUIVALENTS

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions, along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

NOTE 3 - BROKERS' RECEIVABLE

The clearing and depository operations for the Company's transactions are provided by Fortis Clearing Americas, LLC. At December 31, 2009 the account balances of $1,110,041 represented trading profits settled in 2009 that had not been transferred by the clearing house until 2010.

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires minimum net capital be equal to the greater of $100,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital of $1,163,480 which exceeded its required net capital by $1,063,480.

SUPPLEMENTARY INFORMATION

ADVANCED TRADING PARTNERS, LLC
SUPPLEMENTARY INFORMATION
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
December 31, 2009

TOTAL ASSETS	$ 1,175,471
LESS TOTAL LIABILITIES	11,991
NET WORTH	$ 1,163,480
ADD SUBORDINATED LOANS	0
ADJUSTED NET WORTH	1,163,480
LESS NON-ALLOWABLE ASSETS	0
TENTATIVE NET CAPITAL	1,163,480
LESS HAIRCUTS	0
NET CAPITAL	$ 1,163,480
REQUIRED NET CAPITAL	100,000
EXCESS NET CAPITAL	$ 1,063,480
AGGREGATE INDEBTEDNESS	**$ 11,991**
AGGREGATE INDEBTEDNESS TO NET CAPITAL	**1.03%**

See independent auditor's report and notes to the financial statements.

ADVANCED TRADING PARTNERS, LLC
SUPPLEMENTARY INFORMATION
HAIRCUT ANALYSIS
December 31, 2009

POSITION		
SECURITIES SUBJECT TO 15% H.C		
LONG	$ 0	
SHORT	$ 0	
HAIRCUTS		
15% H.C. ON THE GREATER OF THE LONG OR SHORT		
LONG $ 0 X 15%		$ 0
SHORT $ 0 X 15%		$ 0
EXCESS HAIRCUT:		
THE LESSER OF LONG OR SHORT		$ 0
LESS 25% OF THE GREATER OF THE LONG OR SHORT POSITION		$ 0
EXCESS		$ 0
TOTAL HAIRCUT		$ 0

See independent auditor's report and notes to the financial statements.

ADVANCED TRADING PARTNERS, LLC
SUPPLEMENTARY INFORMATION
SCHEDULE OF NON-ALLOWABLE ASSETS
December 31, 2009

ACCOUNT NAME	AMOUNT
TOTAL NON-ALLOWABLE ASSETS	$ 0

See independent auditor's report and notes to the financial statements.

ADVANCED TRADING PARTNERS, LLC
SUPPLEMENTARY INFORMATION
SCHEDULE OF AGGREGATE INDEBTEDNESS
December 31, 2009

ACCOUNT NAME	AMOUNT
ACCRUED EXPENSES	$ 11,991
TOTAL AGGREGATE INDEBTEDNESS	$ 11,991

See independent auditor's report and notes to the financial statements.

ADVANCED TRADING PARTNERS, LLC
SUPPLEMENTARY INFORMATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15C3-1
December 31, 2009

Total net capital per unaudited focus report	$ 1,201,343
Add: Haircuts per unaudited focus report	0
Tentative net capital	1,201,343
Add: Non-allowable assets per unaudited focus report	0
Net Worth	1,201,343
Audit adjusting journal entries-net effect on net worth	(37,863)
Adjusted Net Worth	1,163,480
Less: Non-allowable assets per audited financial statement	0
Adjusted tentative net capital per audited financial statement	1,163,480
Less: Haircuts per audited financial statement	0
Total net capital per audited financial statement	$ 1,163,480

** Any differences between the amended focus report and audited financial statements are deemed immaterial.*

ADVANCED TRADING PARTNERS, LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

December 31, 2009

VAN DUYNE, BEHRENS & CO., P.A.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

www.vb-cpa.com

18 HOOK MTN. RD., P.O. BOX 896
PINE BROOK, NJ 07058
TEL: 973-808-1445 • FAX: 973-808-1613

RED BANK, NJ 07701
TEL: 732-741-1075

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON THE INTERNAL CONTROL STRUCTURE

To the Board of directors of
Advanced Trading Partners, LLC

In planning and performing our audit of the financial statements of Advanced Trading Partners, LLC (the "Company"), for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Advanced Trading Partners, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exceptive provisions of Rule 15C3-3; and (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 (b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a inadequacy for such purposes.

Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives. In addition, our audit indicated Advanced Trading Partners, LLC was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to Paragraph k(2) (ii) as of December 31, 2009 and no facts came to our attention to indicate such conditions had not been complied with during the year.

This report recognizes it is not practicable in an organization the size of Advanced Trading Partners, LLC to achieve all the division of duties and cross-checks generally included in a system of internal control structure and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Van Duyne, Behrens & Co

June 28, 2010

ADVANCED TRADING PARTNERS, LLC

REPORT PURSUANT TO RULE 17a-5(d)

December 31, 2009

VAN DUYNE, BEHRENS & CO., P.A.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

www.vb-cpa.com

18 HOOK MTN. RD., P.O. BOX 896
PINE BROOK, NJ 07058
TEL: 973-808-1445 • FAX: 973-808-1613

RED BANK, NJ 07701
TEL: 732-741-1075

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Advanced Trading Partners, LLC.

Pursuant to Rule 17a-5(e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation Assessment and Payment of Advance Trading Partners, LLC for the year ended December 31, 2009. Our procedures were performed solely to assist the Company in complying with Rule 17a-5(e) (4) and, accordingly, our report is not to be used for any other purpose. The procedures we performed were as follows:

(1) Compared listed assessment payments with respective cash disbursement record entries

Because the above procedures do not constitute an audit conducted in accordance with auditing standards generally accepted in the United States of America, we do not express an opinion on the schedule referred to above.

For the year ended December 31, 2009 no SIPC-6 or SIPC-7 reports were required to be filed by the Company, due to the fact that the SIPC fund exceeded one billion US dollars in assets.

Van Duyne, Behrens & Co.

June 28, 2010

ADVANCED TRADING PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Advanced Trading Partners, LLC. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Business activity

The Company is engaged in electronic market making on NYSE Arca as well as trading for their own account.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less. As of December 31, 2009 the Company did not have any short term investments considered to be cash equivalents.

Statement of cash flows

The Company in compliance with Financial Accounting Standard Board (FASB) Statement No. 95 has adopted the indirect method of presenting its statement of cash flows.

Income taxes

No provision has been made for federal and state income taxes since these taxes are the responsibility of the partners.

Financial instruments

The Company's financial instruments are cash and cash equivalents and brokers receivable. The recorded values of cash and cash equivalents and brokers receivable approximate their fair values based on their short-term nature.

ADVANCED TRADING PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a settlement date basis.

NOTE 2 - CASH AND CASH EQUIVALENTS

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions, along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

NOTE 3 - BROKERS' RECEIVABLE

The clearing and depository operations for the Company's transactions are provided by Fortis Clearing Americas, LLC. At December 31, 2009 the account balances of $1,110,041 represented trading profits settled in 2009 that had not been transferred by the clearing house until 2010.

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires minimum net capital be equal to the greater of $100,000 or 66 2/3% of aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital of $1,163,480 which exceeded its required net capital by $1,063,480.

ADVANCED TRADING PARTNERS, LLC

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON THE ENTITY'S SIPC ASSESSMENT RECONCILIATION

December 31, 2009

VAN DUYNE, BEHRENS & CO., P.A.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

www.vb-cpa.com

18 HOOK MTN. RD., P.O. BOX 896
PINE BROOK, NJ 07058
TEL: 973-808-1445 • FAX: 973-808-1613

RED BANK, NJ 07701
TEL: 732-741-1075

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON THE ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of directors of
Advanced Trading Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Advanced Trading Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and solely to assist you and the other specified parties in evaluating Advanced Trading Partners, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Advanced Trading Partners, LLC's management is responsible for the Advanced Trading Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries as per Exhibit I to this report noting no differences;

2. Compared the total revenue amounts of Form X-17A-5 for the quarters ended June 30, 2009, September 30, 2009 and December 31, 2009 as per Exhibit II to this report with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009 noting a difference of $971,281 that was underreported by the partnership.;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers as per Exhibit III to this report supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Van Duyne, Behrens & Co.

June 28, 2010

ADVANCED TRADING PARTNERS, LLC
EXHIBIT I
For The Year Ended December 31, 2009

Payments per Form SIPC - 7T	$	704
Payments for SIPC dues per the cash disbursements journal:		
6/15/2010		704
Difference	$	0

ADVANCED TRADING PARTNERS, LLC
EXHIBIT II
For The Year Ended December 31, 2009

Total revenue per Form X-17A-5 for the quarter ended June 30, 2009	$ 542,549
Total revenue per Form X-17A-5 for the quarter ended September 30, 2009	428,732
Total revenue per Form X-17A-5 for the quarter ended December 31, 2009	284,890
	1,256,171
Total revenue per Form SIPC-7T	284,890
Difference	$ (971,281)

The difference above represents revenues erroneously omitted from the quarters ending June 30, 2009 and September 30, 2009.

ADVANCED TRADING PARTNERS, LLC
EXHIBIT III
For The Year Ended December 31, 2009

Total revenue per Form SIPC 7-T	$ 284,890
Less: interest and dividend expense	(3,470)
	281,420
Assessment rate	0.0025
Assessment	$ 704